CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC. UBNT-002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

August 12, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Celeste M. Murphy, Legal Branch Chief
Terry French, Accountant Branch Chief Michael Henderson, Staff Accountant Paul Fischer, Attorney-Advisor

Re:	Ubiquiti Networks, Inc. Registration Statement on Form S-1 Amended on July 28, 2011 File No. 333-174974

Ladies and Gentlemen:

We are submitting this letter on behalf of Ubiquiti Networks, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 3, 2011 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-174974) (the “Registration Statement”).

Because of the sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including pursuant to the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

August 12, 2011

Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 2 reflecting all revisions to the Registration Statement filed on July 28, 2011. The Company intends to file a future amendment to the Registration Statement to provide the estimated offering price per share.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.

Risk Factors, page 10

Failure to comply with the United States Foreign Corrupt Practices Act..., page 23

1. We note your response to comment 21 from our letter dated July 14, 2011, and that your revised disclosure indicates that you “did not clearly state (your) expectations for (your) distributors and resellers” with respect to “compliance with U.S. law.” Please revise to indicate whether, going forward, your distributors are aware of your expectations regarding compliance with all applicable provisions of U.S. law, whether in the presence or the absence of written agreements.

[***]

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

August 12, 2011

Selected Consolidated Financial Data, page 40

2. We reissue a portion of comment 25 from our letter dated July 14, 2011. Please revise the title of your “non-GAAP net income” measure to use a label that more clearly describes the adjustments and how this measure differs from net income. Please refer to the guidance in Item 10(e) of Regulation S-K that prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 8, 42, 43, 45 and 69 of Amendment No. 2.

Executive Compensation, page 93

3. We note your response to comment 39 from our letter dated July 14, 2011. While we note that the board did not rely on any formal compensation survey in making its assessment of competitive market data, we are still uncertain how the board used competitive market data, including how compensation elsewhere in the industry compared to your compensation levels. Please advise or revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 2.

CONFIDENTIAL TREATMENT REQUESTED

BY UBIQUITI NETWORKS, INC

Securities and Exchange Commission

Re: Ubiquiti Networks, Inc.

August 12, 2011

Other Matters

Amendment No. 2 is filed herewith in response to the Staff’s comments. The Company confirms that no additional material changes were made in Amendment No. 2 for reasons other than (i) in response to a specific Staff comment; (ii) as noted in this response letter; (iii) to update certain capitalization numbers; and (iv) to update the Company’s disclosure regarding the investigation by the U.S. Commerce Department, Bureau of Industry and Security’s Office of Export Enforcement (“OEE”) to reflect the receipt by the Company of a warning letter from OEE on August 9, 2011, which closed OEE’s investigation into the Company without a penalty.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Robert P. Latta (650-320-4646; rlatta@wsgr.com) of this office or me (650-320-4509; jreigel@wsgr.com). Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:	Robert J. Pera, Ubiquiti Networks, Inc.

John Ritchie, Ubiquiti Networks, Inc.

Steven J. Hanley, Esq., Ubiquiti Networks, Inc.

Robert P. Latta, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Joseph K. Wyatt, Esq., Wilmer Cutler Pickering Hale and Dorr LLP